Exhibit (d)(9)

February 11, 2018

PRIVATE & CONFIDENTIAL

Michael Frazzette

President and CEO

Laborie Medical Technologies Canada ULC

6415 Northwest Drive, Unit 11

Mississauga, ON, Canada

L4V 1X1

Dear Mr. Frazzette:

Reference is hereby made to your Indication of Interest, dated February 10, 2018, regarding your interest in a proposed acquisition (the “Transaction”) of Cogentix Medical, Inc. (the “Company”) by Laborie Medical Technologies, Corp. or one of its affiliates (“Laborie”).

We are interested in continuing to discuss a possible Transaction with Laborie, and Laborie has expressed that any meaningful dialogue is subject to the Company entering into an exclusivity agreement with Laborie due to the complexity and sensitive nature of the Transaction. In consideration of the foregoing and the expenditure of time, effort, and expense to be undertaken by Laborie in connection with the Transaction, each of Accelmed Growth Partners, L.P., Lewis Pell, and the Company, each on behalf of itself and its controlled affiliates, agrees that, for a period of thirty (30) calendar days from the date this letter agreement is executed by the Company, Accelmed Growth Partners, L.P. and Lewis Pell, on the one hand, and Laborie, on the other hand (the “Exclusivity Period”), each of Accelmed Growth Partners, L.P., Lewis Pell and the Company will work in good faith with Laborie to work toward a definitive agreement for the Transaction and will ensure that neither it, nor any of its respective representatives, directors, managers, officers, employees, agents, subsidiaries or other affiliates, nor any of their respective representatives, directors, managers, officers, employees, agents, subsidiaries or other affiliates, will directly or indirectly (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal from a person or group of persons other than Laborie and its affiliates (any such person or group of persons, a “Third Party”) that may constitute, or would reasonably be expected to lead to an Alternative Transaction, (ii) enter into or participate in any discussions or negotiations with any Third Party regarding an Alternative Transaction, other than to notify such Third Party that the Company is contractually bound to forego any such discussions or negotiations, (iii) furnish any non-public information relating to the Company or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to any Third Party, in all cases for the purpose of assisting with or facilitating an Alternative Transaction, (iv) authorize, consummate, engage in or enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet or other similar document, relating to an Alternative Transaction, or (v) disclose to any person or entity the existence of this letter agreement or any contents hereof. Immediately upon execution of this letter agreement by the parties, each of Accelmed Growth Partners, L.P., Lewis Pell, and the Company shall, and shall cause its respective representatives to, terminate any and all existing discussions or negotiations with any Third Party regarding an Alternative Transaction. Each of Accelmed Growth Partners, L.P., Lewis Pell, and the Company represents that neither it, nor any of its affiliates will, by pursuing the Transaction, violate the terms of any other agreement or obligation to which it or any such affiliate is subject.

The parties hereto acknowledge that a breach of this letter agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, each of Accelmed Growth Partners, L.P., Lewis Pell, and the Company hereby agrees that Laborie is entitled to, without the posting of a bond or other surety, equitable relief in the event of any breach or threatened breach of this letter agreement, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which Laborie may be entitled.

For purposes hereof, “Alternative Transaction” means (i) any investment in, capital contribution or loan to, or other direct or indirect financing of, the Company, in each case, in which the holders of the majority of the issued and outstanding voting shares of the Company, as of immediately prior to the consummation such applicable transaction is not, following the consummation of such transaction, holding a majority of the issued and outstanding voting shares of the Company, (ii) any merger, consolidation, stock sale, share exchange, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the direct or indirect acquisition of the Company, including any sale of securities between the current owners or a sale by current owners to a Third Party, (iii) any direct or indirect sale, license or other disposition of all or substantially all of assets of the Company determined on a consolidated basis, or (iv) any similar arrangement, transaction or business combination involving all or materially all of the Company, determined on a consolidated basis (or any direct or indirect subsidiary thereof, if such subsidiary constitutes a material portion of the business).

This letter agreement shall constitute “Confidential or Proprietary Information” as defined in that certain Mutual Nondisclosure Agreement and is submitted subject thereto, and all parties hereunder will treat this and information related thereto as Confidential or Proprietary Information.

The terms of this letter agreement may not be amended, waived or otherwise modified orally or by a course of conduct, or otherwise, but may only be amended, waived or otherwise modified by a writing referring to this letter agreement duly executed by the parties hereto.

Each of Accelmed Growth Partners, L.P., Lewis Pell, and the Company, on the one hand, and Laborie, on the other hand, agrees that this letter agreement shall not constitute any obligation by either party to enter into the Transaction. Should our discussions result in a decision to proceed with the Transaction, we shall do so only pursuant to the terms of a definitive agreement to be negotiated and executed and delivered in form and substance satisfactory to each of us, with the advice of our respective professional advisors, in our respective discretions.

This letter agreement (together with the Mutual Nondisclosure Agreement) constitutes the entire understanding by and between the parties concerning the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, to the extent they have related in any way to the subject matter hereof.

This letter agreement shall be governed by and construed in accordance with laws of the State of Delaware, without regard to principles of conflicts of laws.

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If you are in agreement with the terms of this letter agreement, please sign and date in the space provided below.

Very truly yours, COGENTIX MEDICAL, INC.

By:	/s/ Darin Hammers
Name:	Darin Hammers
Title:	President & CEO
Date:	2/11/18

ACCELMED GROWTH PARTNERS, L.P.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner
Date:	February 12, 2018

LEWIS PELL

By:	/s/ Lewis Pell
Date:	2/12/2018

Agreed to and Accepted as of February 11, 2018:

LABORIE MEDICAL TECHNOLOGIES CANADA ULC

By:	/s/ Michael Frazzette
Name:	Michael Frazzette
Title:	President and CEO
Date:	February 11, 2018

[Exclusivity Letter Agreement Signature Page]